SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: September 8, 2009

        Cimatron Ltd. (the “Registrant”) hereby provides the following, updated description of its ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”), that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description amends and restates, in its entirety, the corresponding description of the Ordinary Shares that was originally provided in the Registration Statement that was filed by the Registrant to register the Ordinary Shares under the Exchange Act, as filed with the Securities and Exchange Commission (the “Commission”) previously.

DESCRIPTION OF ORDINARY SHARES

        We currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. 19,950,000 Ordinary Shares are currently authorized for issuance under our amended and restated articles of association (the “Articles”). No preferred shares are currently authorized.

        Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution approved at a general meeting of shareholders by a majority of the shares present and voting thereon (excluding abstained votes). Our shareholders’ rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by our Board of Directors, upon at least 21 days prior notice to our shareholders. No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by our Board of Directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles;

—	appointment or termination of our auditors;

—	appointment and dismissal of directors;

—	approval of acts and transactions requiring general meeting approval under the Companies Law;

—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

—	any merger as provided in Section 320 of the Companies Law;

—	the exercise of our Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of such powers is vital for our proper management, as provided in Section 52(a) of the Companies Law.

        In addition, the Companies Law provides that an extraordinary meeting of our shareholders shall be convened by the Board of Directors, at the request of any two directors or one quarter of the directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution(s) with their request.

        Our Articles provide that our Board of Directors may from time to time, at its discretion, borrow or secure the payment of any sum of money for the objectives of our company. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

        According to our Articles, our Board of Directors may delegate any authority it has to a committee comprised of members of the Board. Any committee to whom the Board’s powers are delegated must abide by the regulations enacted by the Board in respect of such delegated powers. In the absence of any such regulations, the committee must abide by our Articles. Our Board has currently appointed one committee, which is our Audit Committee.

Transactions with Certain Shareholders

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. The duty of care prescribed by the Companies Law requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty prescribed by the Companies Law generally requires an office holder to act in good faith and for the good of the company.

        The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

        Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

—	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

—	the matter requires approval of the shareholders at a general meeting.

        According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        The shareholder approval must either include at least one-third (1/3) of the shares held by disinterested shareholders who are present in person or by proxy at the meeting and who are voting thereon, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent (1%) of the voting rights in the company.

        In addition, a private placement of securities that (i) includes the issuance of twenty percent (20%) or more of a company’s outstanding voting rights (prior to such issuance) in which the consideration, in whole or in part, is not in cash or registered securities or is not at market value, and as a result of which a person holding five percent or more of the company’s share capital or voting rights will increase or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, or (ii) will cause any person to become, as a result of the issuance, a controlling shareholder of the company (as defined above), requires approval by the board of directors and the shareholders of the company. The regulations under the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, in connection with voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder of a company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

Limitation on Ownership of Securities

        The ownership and voting of our Ordinary Shares by non-residents of Israel are not restricted in any way by our Articles or by the laws of the State of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

Mergers and Acquisitions; Anti-Takeover Provisions

        The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

        The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

        A merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Registrar of Companies by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained. The merger proposal may be filed once a shareholder meeting has been called to approve the merger.

        The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company.

        If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of a company, that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Exchange Controls

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of our Ordinary Shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

        The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles or by the laws of the State of Israel.

        This report on Form 6-K (this “Report”) is hereby incorporated by reference in the Registration Statement on Form S-8 (Registration No. 333-12458), as amended, that was filed by the Registrant with the Commission, and in the Registration Statement on Form S-8 (Registration No. 333-140809), as amended, that was filed by the Registrant with the Commission, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. This Report may furthermore be incorporated by reference in subsequent, additional reports or filings filed by the Registrant under the Exchange Act or in other registration statements or other filings made by the Registrant under the Securities Act on or after the date hereof, to the extent specifically noted accordingly by the Registrant.